                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. __)(1)


                                SEQUA CORPORATION
                                (Name of Issuer)


                    $5 CUMULATIVE CONVERTIBLE PREFERRED STOCK
                         (Title of Class of Securities)

                                    817320302
                                 (CUSIP Number)

                             JAY R. SCHIFFERLI, ESQ.
                            KELLEY DRYE & WARREN LLP
                               TWO STAMFORD PLAZA
                              281 TRESSER BOULEVARD
                             STAMFORD, CT 06901-3229
                                 (203) 324-1400
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 8, 1999
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |X|

         Note. Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)
------------------------

        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                             ------------------------
    CUSIP No. 817320302                 13D                Page 2 of 8 Pages
--------------------------                             ------------------------
------------- ------------------------------------------------------------------

1             NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
              Forest Investment Management LLC
------------- ------------------------------------------------------------------

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)|_|
                                                                   (b)|_|
------------- ------------------------------------------------------------------

3             SEC USE ONLY
------------- ------------------------------------------------------------------

4             SOURCE OF FUNDS*
              WC
------------- ------------------------------------------------------------------

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS           |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
------------- ------------------------------------------------------------------

6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
------------- ------------------------------------------------------------------

      NUMBER OF SHARES        7           SOLE VOTING POWER
   BENEFICIALLY OWNED BY                  116,800
            EACH
         REPORTING
           PERSON
            WITH
                              ----------- --------------------------------------

                              8           SHARED VOTING POWER
                                          Zero
                              ----------- --------------------------------------

                              9           SOLE DISPOSITIVE POWER
                                          116,800
                              ----------- --------------------------------------

                              10          SHARED DISPOSITIVE POWER
                                          Zero
------------- ------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              116,800
------------- ------------------------------------------------------------------

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
              (11) EXCLUDES CERTAIN SHARES*
------------- ------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              28.29%
------------- ------------------------------------------------------------------

14            TYPE OF REPORTING PERSON*
              IA
------------- ------------------------------------------------------------------

--------------------------                             ------------------------
    CUSIP No. 817320302                 13D                Page 3 of 8 Pages
--------------------------                             ------------------------
------------- ------------------------------------------------------------------

1             NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Founders Financial Group, L.P.
------------- ------------------------------------------------------------------

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                     (b) |_|
------------- ------------------------------------------------------------------

3             SEC USE ONLY
------------- ------------------------------------------------------------------

4             SOURCE OF FUNDS*
              Not Applicable
------------- ------------------------------------------------------------------

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS             |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
------------- ------------------------------------------------------------------

6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware
----------------------------- ----------- --------------------------------------

      NUMBER OF SHARES        7           SOLE VOTING POWER
   BENEFICIALLY OWNED BY                  116,800
            EACH
         REPORTING
           PERSON
            WITH
                              ----------- --------------------------------------

                              8           SHARED VOTING POWER
                                          Zero
                              ----------- --------------------------------------

                              9           SOLE DISPOSITIVE POWER
                                          116,800
                              ----------- --------------------------------------

                              10          SHARED DISPOSITIVE POWER
                                          Zero
------------- ------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              116,800
------------- ------------------------------------------------------------------

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW             |_|
              (11) EXCLUDES CERTAIN SHARES*
------------- ------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              28.29%
------------- ------------------------------------------------------------------

14            TYPE OF REPORTING PERSON*
              PN
------------- ------------------------------------------------------------------

--------------------------                             ------------------------
    CUSIP No. 817320302                 13D                Page 4 of 8 Pages
--------------------------                             ------------------------
------------- ------------------------------------------------------------------

              NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1             Michael A. Boyd, Inc.
------------- ------------------------------------------------------------------

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                    (b) |_|
------------- ------------------------------------------------------------------

3             SEC USE ONLY
------------- ------------------------------------------------------------------

4             SOURCE OF FUNDS*
              Not Applicable

------------- ------------------------------------------------------------------

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS             |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
------------- ------------------------------------------------------------------

6             CITIZENSHIP OR PLACE OF ORGANIZATION
              Connecticut
------------- ------------------------------------------------------------------

      NUMBER OF SHARES        7           SOLE VOTING POWER
   BENEFICIALLY OWNED BY                  116,800
            EACH
         REPORTING
           PERSON
            WITH
                              ----------- --------------------------------------

                              8           SHARED VOTING POWER
                                          Zero
                              ----------- --------------------------------------

                              9           SOLE DISPOSITIVE POWER
                                          116,800
                              ----------- --------------------------------------

                              10          SHARED DISPOSITIVE POWER
                                          Zero
------------- ------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              116,800
------------- ------------------------------------------------------------------

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW              |_|
              (11) EXCLUDES CERTAIN SHARES*
------------- ------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              28.29%
------------- ------------------------------------------------------------------

14            TYPE OF REPORTING PERSON*
              CO
------------- ------------------------------------------------------------------

--------------------------                             ------------------------
    CUSIP No. 817320302                 13D                Page 5 of 8 Pages
--------------------------                             ------------------------
------------- ------------------------------------------------------------------

              NAME OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
1             Michael A. Boyd
------------- ------------------------------------------------------------------

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) |_|
                                                                     (b) |_|
------------- ------------------------------------------------------------------

3             SEC USE ONLY
------------- ------------------------------------------------------------------

4             SOURCE OF FUNDS*
              Not Applicable
-------------
              ------------------------------------------------------------------

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS               |_|
              IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
------------- ------------------------------------------------------------------

6             CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
------------- ------------------------------------------------------------------

      NUMBER OF SHARES        7           SOLE VOTING POWER
   BENEFICIALLY OWNED BY                  116,800
            EACH
         REPORTING
           PERSON
            WITH
                              ----------- --------------------------------------

                              8           SHARED VOTING POWER
                                          Zero
                              ----------- --------------------------------------

                              9           SOLE DISPOSITIVE POWER
                                          116,800
                              ----------- --------------------------------------

                              10          SHARED DISPOSITIVE POWER
                                          Zero
------------- ------------------------------------------------------------------

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              116,800
------------- ------------------------------------------------------------------

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                 |_|
              (11) EXCLUDES CERTAIN SHARES*
------------- ------------------------------------------------------------------

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              28.29%
------------- ------------------------------------------------------------------

14            TYPE OF REPORTING PERSON*
              IN
------------- ------------------------------------------------------------------

--------------------------                             ------------------------
    CUSIP No. 817320302                 13D                Page 6 of 8 Pages
--------------------------                             ------------------------

ITEM 1.           SECURITY AND ISSUER

         This statement on Schedule 13D relates to the $5 Cumulative Convertible Preferred Stock (the "Preferred Stock") of Sequa Corporation ("Sequa"). Sequa's principal executive office is located at 200 Park Avenue, New York, New York 10166.

ITEM 2.           IDENTITY AND BACKGROUND

         (a) This statement is filed by the following persons: (i) Forest Investment Management LLC, an Investment Advisor registered under the Investment Advisors Act of 1940, as amended, and a Delaware limited liability company ("Forest"), (ii) Founders Financial Group L.P., a Delaware limited partnership ("Founders"), in its capacity as the owner of a controlling interest in Forest,
(iii) Michael A. Boyd, Inc., a Connecticut corporation ("MAB, Inc."), in its capacity as the general partner of Founders and (iv) Michael A. Boyd ("Mr. Boyd"), in his capacity as the sole director and shareholder of MAB, Inc. (collectively, the "Filing Parties").

         (b) The address of the principal business and principal office of each of the Filing Parties is 53 Forest Avenue, Old Greenwich, Connecticut 06870.

         (c) The principal business of Forest is that of an investment manager. The principal business of Founders is acting as general partner of Forest and other financial services businesses. The principal business of MAB, Inc. is acting as general partner of Founders.

         (d) None of the Filing Parties has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Filing Parties has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Boyd is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source of funds used to purchase the shares of Preferred Stock set forth in the response to Item 5(c) below (the "Shares") was working capital. The amount of such funds was $645,733.

ITEM 4.           PURPOSE OF TRANSACTION.

         The Shares were acquired in the ordinary course of business and will be held for investment purposes. The Filing Parties intend to review their investment in Sequa on a continuing basis and, depending upon price and availability of securities of Sequa, subsequent developments affecting Sequa, Sequa's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in Sequa.

--------------------------                             ------------------------
    CUSIP No. 817320302                 13D                Page 7 of 8 Pages
--------------------------                             ------------------------

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of July 8, 1999, the Filing Parties beneficially owned an aggregate amount of 113,600 shares of Preferred Stock. Based upon the most recently available information provided by Sequa, an aggregate of 412,815 shares of Preferred Stock are outstanding. Accordingly, as of July 8, 1999, the Filing Parties beneficially own approximately 27.52% of the outstanding Preferred Stock. Since July 8, 1999, the Filing Parties have acquired an additional 3,200 shares of Preferred Stock. As of the date of this filing, the Filing Parties beneficially own approximately 28.29% of the outstanding Preferred Stock.

         (b) Forest has the power to vote and the power to dispose of the shares of Preferred Stock it owns and due to Forest's relationship with Founders, MAB, Inc. and Mr. Boyd, Founders, MAB, Inc. and Mr. Boyd have the power to cause Forest to exercise or refrain from exercising such powers.

         (c) Transactions by the Filing Parties, consisting solely of transactions of Forest effected through broker transactions, in the Preferred Stock during the 60 days prior to the date of this Schedule 13D were as follows:

       TRANSACTION TYPE                    DATE                 AMOUNT OF SECURITIES            PRICE PER SHARE

           Purchase                      05/13/99                        400                        $92.05
           Purchase                      05/13/99                        400                        $92.05
           Purchase                      06/08/99                        100                        $91.05
           Purchase                      06/15/99                        200                        $92.55
           Purchase                      06/15/99                        300                        $92.55
           Purchase                      06/30/99                        600                        $94.55
           Purchase                      06/30/99                        800                        $94.55
           Purchase                      06/30/99                        100                        $94.55
           Purchase                      07/07/99                       1,000                       $96.05
           Purchase                      07/08/99                        100                        $95.55
           Purchase                      07/08/99                        100                        $95.55
           Purchase                      07/09/99                       1,000                       $97.05
           Purchase                      07/13/99                        500                        $99.98
           Purchase                      07/13/99                       1,200                       $99.98
           Purchase                      07/13/99                        400                        $99.98


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  None.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  None.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 19, 1999                      FOREST INVESTMENT MANAGEMENT LLC


                                          By: /s/ Michael A. Boyd
                                          Name: Michael A. Boyd
                                          Title: Chairman



Dated: July 19, 1999                      FOUNDERS FINANCIAL GROUP, L.P.


                                          By: /s/ Michael A. Boyd
                                          Name: Michael A. Boyd
                                          Title: Chairman



Dated: July 19, 1999                      MICHAEL A. BOYD, INC.


                                          By: /s/ Michael A. Boyd
                                          Name: Michael A. Boyd
                                          Title: President



Dated: July 19, 1999                      MICHAEL A. BOYD


                                          By: /s/ Michael A. Boyd
                                          Name:Michael A. Boyd